UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  July 23, 2020

Contact Gold Corp.
(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 8.  Certain Unregistered Sales of Equity Securities

On July 23, 2020, Contact Gold Corp. (the "Company") issued 362,941 shares of common stock of the Company (the "Shares") in a private placement to a private investor pursuant to a property option agreement.  The Company issued the Shares as partial consideration pursuant to a property option agreement (the "Option Agreement") requiring annual payments to the underlying owner.  The Option Agreement provides the Company the right to acquire certain mineral properties in Nevada upon satisfaction of certain cash and share payments over a 5 year period.  The Company issued the Shares pursuant to the exclusion from the registration requirements of the United States Securities Act of 1933, as amended (the "Securities Act") provided by Rule 903 of Regulation S under the Securities Act based on the representations and warranties of the investor.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  July 23, 2020